Exhibit 6.4

PROMISSORY NOTE

(Loan)

Principal: $1,000,000 (USD)		Borrower: SlideBelts, Inc.
Date:	February 2, 2018	Lender: Alexandre Chnaiderman

FOR VALUE RECEIVED, SlideBelts, Inc., a Delaware corporation (“Borrower”), promises to pay to the order of Alexandre Chnaiderman (“Lender”), a resident of Canada, the amount of principal referenced above (“Principal”), together with interest, payable as set forth below (the “Note”).

1.       Monthly Payment of Interest. Interest shall accrue on the unpaid Principal balance of this Note at the rate of 1.00% of unpaid Principal per month, and shall be payable monthly. For the avoidance of doubt, if Borrower pays $500,000 of Principal after 6 months, the monthly Interest payment due for month 7 would be $5,000.

2.       Maturity Date. This Note, including the unpaid Principal and any accrued Interest, shall be due and payable 12 months from the date the funds are first received from Lender.

3.       No Prepayment Penalty. Principal and Interest on this Note shall be payable by either check or wire transfer of immediately available funds to Lender at such address or bank account as Lender may from time to time direct in writing to Borrower. Borrower may make payments of Principal or Interest, whether in whole or in part, at any time without penalty. Any prepayments shall be applied against the amount of unpaid Principal in the order of maturity.

4.       Governing Law. This Note will be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of conflict of laws.

5.       Entire Agreement, Amendments and Severability. This Note constitutes the entire agreement between the parties with respect to the subject matter hereof. This Note may not be modified or amended except in writing signed by both parties. Should any provision of this Note be deemed invalid, illegal or unenforceable in any respect, such provision will not affect the validity and enforceability of any other part of the Note.

6.       Miscellaneous. No waiver of any right or remedy under this Note shall be binding or enforceable unless reduced to writing and signed by a party (or its successors or assigns) to this Note. This Note shall be binding upon, and inure to the benefit of, the parties and their respective heirs, beneficiaries, successors and assigns.

IN WITNESS WHEREOF, the Borrower has executed this Note and agrees with the terms and conditions effective as of the date first written above.

BORROWER:
SlideBelts, Inc.

DocuSigned by:

By:	/s/Brig Taylor
CB7420C8A28E49C…
Brig Taylor
Chief Executive Officer